Filed by Informa PLC
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: TechTarget, Inc.
Commission File No.: 001-33472

The following is a transcript of an interview of Stephen A. Carter, Chief Executive Officer of Informa PLC, by Flashes & Flames on February 9, 2024.

The Global Media Weekly for executives and entrepreneurs

How I do it: Stephen Carter, CEO, Informa

Stephen Carter is CEO of Informa, the UK-listed B2B group which is the world's largest organiser of trade shows. He is a former telecoms-advertising-media executive and political adviser - who has also been a non-elected government minister and was first head of the UK's communications industry regulator, Ofcom.

Ten years ago, he succeeded Peter Rigby who (with group managing director David Gilbertson) had transformed Informa through a series of deals which had started with their own 1998 merger of International Business Communications and LLP (Lloyd's List). Six years later came the coup of a no-cash merger with academic publisher Taylor & Francis. But the prices and value of two other acquisitions - the £770mn conference organiser IIR (in 2005) and £500mn research group Datamonitor (2007) - all but eclipsed Informa's sometimes spectacular progress during the first decade of the century.

By the time Carter became CEO, shareholders had become restless, not least over Rigby's failed merger discussions with UBM. Ironically, it was the seriously-digital Carter (an Informa non-executive director for the previous two years) who developed clear views on the company's events strategy. It had been focused on conferences rather than on the fast-growing (and appetisingly fragmented) global market for trade shows. The next irony was that the 2018 step-change with which Informa leap-frogged RELX, the longtime trade show market leader, was the £3.9bn acquisition of UBM which had recently divested its B2B publishing in order to become a pureplay events group.

But two years later, the pandemic paralysed the trade show industry and almost everything else.

It was a cold, hard test for Carter and his new management team which, ultimately, has been credited with being: quick to refinance the company; willing to divest its data-rich pharma, maritime, infrastructure and finance intelligence companies for dizzy proceeds of £2.5bn; and being ready post-pandemic to make the £1bn acquisitions of Industry Dive newsletters and Tarsus exhibitions.

Last month, Informa announced another audacious deal, de-merging its tech portfolio into the NASDAQ listed TechTarget. Informa's 2023 results, showing the complete rebound of trade shows, saw revenue up by 30% to £3.2bn and operating profit of £845mn. It is forecasting £3.5bn revenue for this year.

While being upfront with neatly-branded strategies (eg the Global Acceleration Plan), the CEO is more media-shy than his CV suggests. The Scotland-born Stephen Carter graduated in law from Aberdeen University, following which he joined JWT as a trainee, becoming CEO eight years later.

"It’s much better to be a mile deep than a mile wide"

How and why did you become CEO?

Well, you'd have to ask the board at the time, who gave me the job. But I subsequently discovered that quite a lot of our then shareholders felt that Informa should sell off much of the business. My pitch to the board was 'I think we can turn this into a long-standing successful business, but we're going to have to do some different things and it will take 3-4 years to prove.'

My point was that we weren't going to be the company we've since become unless we did some fundamentally different things. And, if we didn’t make those changes, someone was going to come along and buy us on the cheap, or we were going to get broken up into pieces. That was the stark reality.

In my first meetings, shareholders were telling me they didn’t know why they should invest in the company, what the purpose of Informa was - and ‘who the hell are you?’. So, in a funny sort of way, that shareholder feedback gave us a license to take some time and think about how we could change what we were doing.

What were your first steps?

Our first Growth Acceleration Plan marked the decision, at that time, not to sell anything but to make it all work better. I told the board that we could make our academic publishing into a growth business. It was essentially a static business that had not gone into open access, which was an existential crisis for that industry. The conference business was in decline because the internet was gaining pace, we had a tiny trade show operation and our data and intelligence businesses were all in double digit declines. So, I said: ‘We could get value from our data business and that, while conferences were not the future of the company, trade shows could be'.

Those were the choices facing the board. But we had some fundamentally good assets. We had some good positions in markets - but we were not maximizing them. We were massively under-invested in technology and products. We were running the business for cash rather than growth. Our equity was was anaemic, so we had no access to equity finance. In such cases, you are completely dependent on annual cash flows or debt. That's a very limiting place to be if you want to grow a business.

How was the culture?

The Informa culture was (and still is) quite special. An awful lot of the ingredients of the culture today were in the company then: low ego, low profile, quite human, slightly sceptical about unnecessary process and bureaucracy, fast decision-making and quite entrepreneurial. As a non-executive, I always thought that my predecessors Peter Rigby and David Gilbertson had done a great job of creating that culture. And by and large, I don't think its changed that much. At least, I hope not.

How has B2B changed in the past decade?

My own view is that its in another period of flux, interestingly. But the change that has helped us immeasurably throughout the past decade has been the rise and rise of specialism. As markets metastasize and break down into new niches of subject matter, content or analysis, that's actually a gift for the Informa business model.

We latched on to that really early on. We used to say we do best in ‘nano niches’. That's why our mission statement says we are ‘The Champion of the Specialist’. That’s not a culture change in the company but we have really leaned into it. If you get that deepdown specialisation right - whether in the academic or B2B market - there's real growth because specialist knowledge and expertise has become much, much more valuable. At the same time, generalist knowledge has become much less valuable.

It’s much better to be a mile deep than a mile wide.

That means, of course, that our customers are much more demanding buyers and sellers. The deployment of technology in almost every industry is gaining pace. And so the sophistication of customer needs keeps going up and up. And I would say that the B2B market is now, in many ways, more sophisticated than the B2C was when I started out 30 odd years ago, where everything was focused on it and B2B was viewed as a slightly odd area. Nowhere is that more acute than in the market for enterprise technology providers. If you can make yourself valuable in that ecosystem, you become an essential part of the industry. It's all about deep, deep personalization in very specific and quite intense markets.

We've also made some choices in B2B about which markets we will play in. One of the advantages we've had is that we didn't start with a completely blank sheet of paper - other than in trade shows. So we were able to do quite a bit of market analysis and ask what markets we wanted to be in - and not.

We've chosen markets which are highly international with very fragmented supply chains and, therefore, relatively high margins. Our customers are very focused on value rather than just volume and price. It helps us achieve market leadership and we've got customers who themselves are very knowledgeable. If you can align all that, you can really take a good position in the value chain. At their best, that’s what trade shows do really well.

But aren’t many trade shows more ‘mass market’ than ‘specialist’?

Most trade shows really do involve a lot of that 'specialist' approach. We are particularly involved in end markets where sheer volume matters to a degree but where the quality of attendee, content, exhibitor and the way in which they participate is disproportionately important. That plays to our strengths with data.

There is certainly a demand for some sizzle and a need for the sense that ‘anyone who’s anyone is here’. There is a need for the crowd. But you've got to have more steak than sizzle. It’s a balance and we're investing in data, professional content, specialist and tracking information, matchmaking and market discovery. We don't do it in all of our shows every day of the week all of the time. But, if you look at our top 50-100 shows, there's a lot more of that specialist focus, which is what we care most about.

How has the pandemic changed trade shows?

First, we have migrated more towards major brands and larger events. So we closed, co-located or rationalised about 100 events and we've doubled-down our investment more towards those premier brands. That's definitely been a change.

Second, the level of customer desire for trade shows has returned and actually exceeded pre-COVID levels, both in absolute numbers of participation, attendees and exhibitors, and also in post-event satisfaction scores and demand for further services before the next event. Customers want events more than ever and are willing to pay for them. It’s all about being in front of your customer, the power of life.

Back in my pitch to the Informa board in 2013, I was saying that 'live' has got real long-term value. Bearing in mind I have spent most of my professional life working in digital, I believe the only thing in a digital world that has become even more valuable than digital is ‘live’. And, crucially, part of the reason is because ‘live’ is becoming more digital. Which is why we and other trade show groups are increasingly using digital to create more successful events.

Would you have preferred not to sell the Intelligence businesses?

Yes and no! Back to my original pitch to the board, I said everyone keeps telling us to sell our academic publishing because open access is coming. We decided to do the opposite and lean into open access and become a scale player which is what we’ve also done in the events business. And then, in our data businesses, the pitch was we've got these half a dozen data businesses. None of them are performing optimally. But that's basically because we've never invested much in them. This needs technology, it needs product management.

If you're going to have a subscription business, you want to be north of 95% subscription renewal rates, and you want 5 or 10% year-on-year growth rates to turn it into a valuable business. We were a country mile away from that. We were at 60-65%, renewal rates and declining at 10% a year. You're a dead man walking if that's that's your model. It took us 6-8 years to work through each of the businesses. Then, having turned them into relatively high-performing, high-renewal, respectable businesses, along came Covid and we had to make some difficult decisions.

It took me personally about three months to get comfortable with the decision that we needed to make. I didn't make the decision in a moment and I was very open with the board that I was not finding it an easy outcome because we'd spent eight years making these businesses really attractive. But I was 100% convinced that we could get very, very attractive returns for the work that we had done. We sold those businesses for more than what the whole of Informa was worth back in 2012.

Is the TechTarget deal a way (eventually) of selling your Tech business?

When we started out doing what we did with the Intelligence businesses, many people asked: 'Are you doing this in order to sell them?’ I said I had no idea. But the first task is we've got to create businesses that can compete at world class levels. And, if we can do that, we haven't made a pre-determined decision. We might scale-up, we might double-down and we might exit. But the thing I know is that we'll have some real options and choices. So, right now, I believe it's better to travel than arrive. So what are we travelling towards? We are going to build a world class, market-leading business in technology, because no one else has done that yet. We can do it. And the best place to do that is in North America, not here in the UK. Therefore, the partnership with TechTarget <Informa will have a 57% shareholding> gives us a vehicle to create something potentially very exciting.

We've got a lot of work to do and, in 3-5 years, we'll have real choices. Now, if one of those choices means that someone comes along and says, ‘this is a thing of beauty, and actually I can take it to the next level…' We're running a public company and making rational choices. But, right now, what's driving us is that we see a market opportunity and think we can create it.

Why was the relatively new acquisition Industry Dive included in the deal?

Because it has it has an ‘audience capture’ model which is highly complementary to TechTarget’s model. The two together give you some kind of market leadership.

Were Industry Dive’s newsletters supposed to be the catalyst for new Informa events?

That was a possibility but we came to the conclusion that the bigger prize was in audience. And, while we are generating audience data from our events business, increasingly it's not fundamentally an audience business. It's a buyer meets seller connection business. Whereas the “new” TechTarget is all about audience from which you can get to 'buyer intent'. It's much more data and analytics -based.

Ironically, at the time when we bought Industry Dive, TechTarget was the under -bidder for exactly those reasons. But, last year, Industry Dive actually launched 6 or 7 new newsletters on the back of data from our events. They can still do that, and we can still use their data to market events and cross-promote. We have retained that flexibility in the TechTarget deal, which includes a data sharing agreement.

Is Taylor & Francis really a core business?

I think we are very good owners and operators of a business that knows how to monetize specialist content. Its not really very different from what we do elsewhere. It's just a different type of specialist content. We’ve been a very, very good home for a business that, today, is literally twice the revenue of 2014. But, even back then, it was already 2.5x the business acquired by Informa in 2004. So, if you are an Informa shareholder who had been a Taylor & Francis shareholder, you have had a very good return. That's the proof.

Informa has been a supportive environment. We've invested more in the business recently, in technology and platforms. We've diversified into open access, open research and open science. We've diversified our revenue sources from just educational institutions into researchers and funders. And we've diversified the geographies in which we operate. As I move between internal discussion for many of our businesses, I don't feel that suddenly this is a different universe. There are the same questions and the same fundamental issues. It’s 'how do you champion the specialist in 77 reference subjects and 2,500 journal subjects?' It's not a structurally different operating model. Just a different product.

What’s your vision for Informa?

I'm very optimistic. We are in two main end-markets, both of which have got significant forward runway. You know, at a meta level, the market for pure research and advanced learning is growing. In the UK, some 50-60% of people are now in follow-on education after school. It was 4% when I went to university. There are more specialist subjects and more category expertise in B2B markets. And there’s more and more effort around the world put into industrial strategies. These are areas of continually growing interest and investment. We're now big enough as a company. I'm certainly not saying we won't get bigger - and I hope we will. But we’ll have £3.5bn revenue in 2024 and our cashflow and margins are getting better and our technology is starting to deliver real results. I think we've got a scaleable model with real operational leverage. I personally don't think we've lost any of our energy or agility either.

I also think also that, as a company, we have managed to retain that important culture - created way back by Peter Rigby and David Gilbertson - while getting some of the benefits of scale. If you're a small company, you want all the benefits of a big company and vice versa. We constantly try to work on our agiility, speed, innovation, ‘ownership’ and try to get stuff done. If you really can do both of those things and you're facing positive end markets, that's a pretty damn good place to be.

What about disappointments and regrets?

I wish I had known then more than I know now. Of course. When I was younger, I used to run on a mixture of adrenaline, ambition, financial necessity and a bit of arrogance. Now, I feel like I know more, but I know less if you understand what I mean! So I sort of wish I'd been a bit more questioning in those early days, maybe a bit bolder. I think we were cautious when we were when we started on this. We could have done more, sooner, instead of asking ourselves: ‘How much time do you think shareholders can give us? How much money do you think they'll let us invest?’ We came up, say, with three years and about £100mn.You always look back at that and think ‘maybe at the start we should have been bolder and said five years and £200mn...'

It's difficult, of course, to have this retrospective conversation without talking about Covid which was existential for Informa as for so many others. In just four weeks, we closed more than half the company. That was a life-changing experience for the company as well as individuals. We had to make what you might call ill-informed or certainly not factually, fully-informed decisions, like: 'How do you refinance? When do you refinance? Do you over-finance? Do you take government money? Do you lay-off people or not? Do you hold or do you sell to pay-down debt? Do you use your cash to pay off debt?' These are big calls because they're binary.

But once you've done them, you've done them.

There's nothing about Covid that any of us want to repeat. One of my parents died during Covid, so I'm not casual about the human tragedy involved in it. But, for our company, I think we are much better on the other side of it because we're more focused, and we probably wouldn't have made the decision to sell the Intelligence businesses with the clarity we had. The timing was absolutely spot on, which was a mixture of judgment and luck - the best way to make decisions. In retrospect, we wouldn't have raised as much money. But we were able to recycle that capital and buy assets at lower rates. We wouldn't have had the confidence to do that before.

It also made us a much tighter management team. When you have that kind of near-death commercial experience and come out the other side, it is bonding for a management team.

Reproduced with permisson from Flashes & Flames 9 February 2024

© Flashes & Flames Media 2024

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